UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Spyre Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00773J202

(CUSIP Number)

November 24, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773J202	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,834,084*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,834,084*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,084*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%*
12	TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. 00773J202	SCHEDULE 13G

1	NAME OF REPORTING PERSONS Commodore Capital Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,834,084*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,834,084*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,834,084*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.1%*
12	TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. 00773J202	SCHEDULE 13G

Item 1.	(a) Name of Issuer

Spyra Therapeutics, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

221 Crescent Street, Building 23, Suite 105, Waltham, Massachusetts

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the “Firm”) and Commodore Capital Master LP, a Cayman Islands exempted limited partnership (“Commodore Master”). The address for the Firm and Commodore Master is: 444 Madison Avenue, Floor 35, New York, New York 10022.

Item 2.	(d) Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

00773J202

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. 00773J202	SCHEDULE 13G

Item 4.	Ownership

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 1,834,084*

(b) Percent of Class: 6.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,834,084*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,834,084*

As reported in the cover pages to this report, the ownership information with respect to Commodore Master is as follows:

(a) Amount Beneficially Owned: 1,834,084*

(b) Percent of Class: 6.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,834,084*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,834,084*

*On June 22, 2023, the Issuer (formerly known as Aeglea BioTherapeutics, Inc.) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein. Pursuant to the Purchase Agreement, the Issuer agreed to sell an aggregate of 721,452 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”). Each share of Series A Preferred Stock was convertible into 1,000 shares of Common Stock, subject to stockholder approval of supporting proposals.

On September 28, 2023, the Issuer effected a reverse stock split of its Common Stock at a ratio of 1-for-25, whereby every 25 shares of Common Stock outstanding were combined, automatically and without any action on the part of the Issuer or its stockholders, into one new share of Common Stock. Proportionate adjustments were made to the conversion ratio of the Series A Preferred Stock in accordance with the terms of the Certificate of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock, dated June 22, 2023 (the “Certificate of Designation”).

On November 21, 2023, requisite stockholder approval was obtained to effectuate the conversion of the Series A Preferred Stock. On November 24, 2023, following stockholder approval and pursuant to the terms of the Certificate of Designation, each share of Series A Preferred Stock automatically converted into 40 shares of Common Stock, subject to beneficial ownership limitations.

As of November 24, 2023, Commodore Master owns (i) 1,717,760 shares of Common Stock that converted from 42,944 shares of Series A Preferred Stock and (ii) 116,324 shares of Common Stock.

The Firm is the investment manager to Commodore Master. As of November 24, 2023, the Firm may be deemed to beneficially own an aggregate of 1,834,084 shares of Common Stock of the Issuer. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 30,021,007 shares of Common Stock outstanding on November 24, 2023, as reported directly by the Issuer to the Firm.

CUSIP No. 00773J202	SCHEDULE 13G

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00773J202	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 2023

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: December 1, 2023

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory